Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, September 11, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reaches Settlement on Canadian Tax Disputes

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is very pleased to announce that it has reached a settlement with the Canada Revenue Agency (“CRA”) which provides for a final resolution of Franco-Nevada’s tax dispute in connection with the reassessments under transfer pricing rules of the 2013 to 2019 taxation years (the “Reassessments”) related to income generated by two of the Company’s wholly-owned foreign subsidiaries, Franco-Nevada (Barbados) Corporation and Franco-Nevada Mexico Corporation, S.A. de C.V. (“Franco-Nevada Barbados” and “Franco-Nevada Mexico”, respectively) outside of Canada.

Settlement Highlights

●	The settlement will not require the payment of any tax in Canada on the foreign earnings of Franco-Nevada Barbados and Franco-Nevada Mexico for the 2013 to 2019 taxation years.
●	The service fee charged by Franco-Nevada for certain services provided to Franco-Nevada Barbados and Franco-Nevada Mexico will be adjusted to increase the mark-up applied to Franco-Nevada’s cost of providing those services from the current range of 7-20% to 30%.
●	This additional service fee will result in Franco-Nevada being subjected to Canadian tax on additional income of C$1.4 million in Canada for the 2013 to 2019 taxation years. After the application of non-capital losses, Franco-Nevada does not anticipate any additional cash taxes will arise in respect of these years as a result of the settlement.
●	Transfer pricing penalties reflected in the Reassessments will be reversed. The interest charges reflected in the Reassessments will be reduced and adjusted consequentially to the adjustments described above.
●	The settlement is not legally binding on the CRA for years after 2019, however, we believe the transfer pricing principles established by the settlement will apply to years after 2019, provided there are no material changes to the facts or law.

“We are pleased to reach this settlement with the CRA and believe it is a great outcome for Franco-Nevada and its shareholders”, said Paul Brink, President & CEO of Franco-Nevada. “This settlement provides greater investment certainty for our global growth ambitions and puts the tax dispute behind us. We can now continue to focus on adding high-quality, long-life assets to our diverse portfolio as we have done over the last 18 months with approximately $3 billion of transactions being completed.”

Advisors and Counsel

Osler, Hoskin & Harcourt LLP acted as legal counsel to Franco-Nevada.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
416-306-6303
info@franco-nevada.com